UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	FS Investment Corporation II

Address of Principal Business Office:	Cira Centre 2929 Arch Street, Suite 675 Philadelphia, PA 19104

Telephone Number:	(215) 495-1150

Name and Address of Agent for Service of Process:	Michael C. Forman President and Chief Executive Officer FS Investment Corporation II Cira Centre 2929 Arch Street, Suite 675 Philadelphia, PA 19104

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1)/(7) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Philadelphia and the Commonwealth of Pennsylvania on the 18th day of July, 2011.

FS Investment Corporation II

/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	President and Chief Executive Officer

Attest:	/s/ Ryan D. Conley
Name: Ryan D. Conley
Title: Vice President, Treasurer and Secretary